October 3, 2005

VIA FACSIMILE AND EDGAR TRANSMISSION

H. Christopher Owings
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-0303

                           Re: The Union Light, Heat and Power Company Registration Statement on Form S-3 Filed August 8, 2005
                                    File No. 333-127311
Dear Mr. Owings:

         On behalf of The Union Light, Heat and Power Company (the "Company"), and per a conversation with Sondra Snyder, Staff Accountant, on September 19, 2005, we have the following response to your comment letter dated
September 6, 2005 relating to the registration statement on Form S-3 filed by the Company on August 8, 2005 (Commission File No. 333-127311). This response supplement ULH&P's initial response in our letter dated September 9, 2005.

         For your convenience, we have included your comment below in bold with the Company's corresponding response following the bold comment.

Form 10-K for Fiscal Year Ended December 31, 2004

Executive Officers, page 193

1. We note that your Vice President, Finance and Controller, Ms. Lynn J. Good was a partner in Deloitte & Touche, LLP's Cincinnati, Ohio offices prior to joining Cinergy, Cincinnati Gas & Electric Company and PSI Energy, Inc. in May 2003 as Vice President, Financial Project Strategy. Ms. Good was subsequently appointed Vice President, Finance and Controller in November 2003. Please have your independent auditors tell us how they were able to determine that your employment of Ms. Good was consistent with the auditor independence provisions of
         Section 206 of the Sarbanes-Oxley Act of 2002. In this regard, to the extent that Ms. Good was involved in any capacity in the audits of one or more Cinergy entities prior to her employment with you, please explain Ms. Good's specific responsibilities during the period from May 2003 through November 2003 in her capacity as Vice President, Financial Project Strategy. Refer also to the Executive Summary, SEC:
         Sarbanes-Oxley Mandated Rules are Finalized on Auditor Independence dated February 21, 2003.

         Ms. Good's employment with Cinergy, The Cincinnati Gas & Electric Company and PSI Energy, Inc. (the "Registrants") in May 2006 in the "financial reporting oversight role" of Vice President, Financial Policy & Strategy complied with the requirements set forth in Rule 2-01(c)(2)(iii) of Regulation S-X that were in effect prior to May 6, 2003. Deloitte & Touche LLP ("D&T") has represented to the Registrants that, prior to joining the Registrants in the aforementioned role, Ms. Good:

(i) Did not (and does not now) influence the operations or financial policies of D&T;
(ii)              Did not (and does not now) have any capital balance in D&T;
                  and
(iii) Because Ms. Good did not vest in any D&T sponsored retirement plans, there is no ongoing financial arrangement - fixed or otherwise now or in the future.

         D&T also represented to the Registrants that it undertook the procedures as required under Independence Standard No. 3, Employment with Audit Clients issued by the Independence Standards Board with respect to Ms. Good's employment with the Registrants.

         As noted above, D&T determined that it complied with the applicable independence rules in effect prior to May 6, 2003. In addition, as the Registrants stated in their previous correspondence dated September 9, 2005, because Ms. Good had joined the Registrants in a "financial reporting oversight role" prior to May 6, 2003, the effective date of the SEC's rule implementing
Section 206 of the Sarbanes-Oxley Act of 2002, Ms. Good's employment did not create any new independence issues for D&T under those new rules. In this regard, the SEC stated in its adopting release:

         "Provided the following relationships did not impair the accountant's independence under pre-existing requirements of the Commission, the Independence Standards Board, or the accounting profession in the United States, an accountant's independence will not be deemed to be impaired: (1) by employment relationships described in ss. 210.2-01(c)(2)(iii)(B) that commenced prior to May 6, 2003."

         Accordingly, D&T has determined, and confirmed to the Registrants that it is independent of the Registrants under all applicable auditor independence provisions, including Rule 2-01 of Regulation S-X.

                                  * * * * *


         Please do not hesitate to call me at (513) 287-2492 with any questions regarding the foregoing.

                                            Very truly yours,

                                            /s/J. William DuMond

                                            J. William DuMond, Esq.

cc:      Wendy L. Aumiller
         Vice President and Treasurer
         The Union Light, Heat and Power Company

         David A. Neuhardt, Esq.
         Thompson Hine LLP

         Charles S. Whitman III, Esq.
         Davis Polk & Wardwell

         David S. Maltz, Esq.
         Cinergy Services, Inc.